November 8, 2021

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Scott Stringer

 Joel Parker

 Jacqueline Kaufman

 Lilyanna Peyser

Re:	Lulu’s Fashion Lounge Holdings, Inc.

Registration Statement on Form S-1 (File No. 333-260194)

Ladies and Gentlemen:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended, we wish to advise that between November 1, 2021 and the date hereof, approximately 3,833 copies of the Preliminary Prospectus, dated November 1, 2021, were distributed to prospective underwriters, institutional investors and prospective dealers in connection with the above-captioned Registration Statement.

We wish to advise you that the participating underwriters have informed us that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

We hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:00 p.m. Eastern Time, on Wednesday, November 10, 2021 or as soon thereafter as practicable.

[signature page follows]

Very truly yours,

GOLDMAN SACHS & CO. LLC BOFA SECURITIES, INC. JEFFERIES LLC

As representatives of the Underwriters

GOLDMAN SACHS & CO. LLC

By:	/s/ Elizabeth Wood
Name: Elizabeth Wood Title: Global Head of Equity Syndicate

BOFA SECURITIES, INC.

By:	/s/ Ric Spencer
Name: Ric Spencer Title: Managing Director

JEFFERIES LLC

By:	/s/ Mike Bauer
Name: Mike Bauer Title: Managing Director

[Signature Page to Acceleration Request Letter]